Filed pursuant to Rule 253(g)(2)

File No. 024-10994

As Qualified by the Securities and Exchange Commission on August 12, 2021

Supplement to Offering Circular

Effective December 2, 2021

Dakota Real Estate Investment Trust Distribution Reinvestment Plan

This Supplement amends certain provisions of the Offering Circular of Dakota Real Estate Investment Trust (the “Trust”) dated August 12, 2021, related to the offering of Class A, B and I Shares of the Trust (the “Offering Circular”) to participants in the Trusts Distribution Reinvestment Plan (the “DRIP”).

Effective October 27, 2021, the Board of Trustees of the Trust increased the per share offering price (which had been $16.00 per share) to $16.50 per share through the remainder of 2021 and to $17.00 effective January 1, 2022.

Under the DRIP and a similar distribution reinvestment plan for limited partners of Dakota UPREIT Limited Partnership (the “UPREIT”) participants in such reinvestment plans are permitted to reinvest distributions in acquiring shares, or for the UPREIT, limited partnership units, at a rate which is 95% of the then applicable offering price (rounded up to the nearest whole cent).

As a result of the indicated increases in the offering price per share, participants in the plans will be issued shares or units at the rate of one share or unit for each:

●	$15.68 of distribution made with respect to shareholders or limited partners as of December 31, 2021

●	$16.15 of distribution after January 1, 2022

Shares and units issued will continue to be issued out to one-hundredth of a thousandth (four decimal points.